EXHIBIT 99.79

Execution Version

DELIVERY AGREEMENT made and entered into in the City of Vancouver, Province of British Columbia, this 8th day of April, 2011

BETWEEN:

PRETIUM RESOURCES INC., a company incorporated under the laws of British Columbia with an office in the City of Vancouver in the Province of British Columbia;

(hereinafter referred to as the “Company”)

AND:

SILVER STANDARD RESOURCES  INC., a company incorporated under the laws of British Columbia with an office in the City of Vancouver in the Province of British Columbia;

(hereinafter referred to as “Silver Standard”)

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a company incorporated under the laws of Canada with an office in the City of Vancouver in the Province of British Columbia

(hereinafter referred to as the “Agent”)

1.	PREAMBLE

WHEREAS Silver Standard proposes to offer and sell in Canada, by way of a secondary offering to the public (the “Offering”), up to 11,500,000 Units (as defined herein), each Unit consisting of one Common Share (as defined herein) and one half of one Warrant (as defined herein);

WHEREAS while the Company is not entitled to any proceeds of the Offering, including from the sale of the Units and the exercise of the Warrants, it has determined that it is in the best interest of its shareholders as a whole that it agrees, in order to facilitate the Offering, and subject to the provisions and indemnities provided for herein, to create and issue the Warrants;

WHEREAS the Company and the Warrant Agent (as defined herein) entered into a Warrant Indenture (as defined herein) pursuant to which the Company agreed to create and issue up to 5,750,000 Warrants, each whole Warrant entitling the holder thereof to purchase one Common Share in the share capital of the Company at the Exercise Price (as defined herein) prior to the Expiry Date (as defined herein);

WHEREAS the Agent acts as the transfer agent and registrar of the Common Shares and acts as Warrant Agent (as defined herein) and transfer agent and registrar of the Warrants pursuant to the Warrant Indenture;

WHEREAS  pursuant  to  the  Warrant  Indenture,  the  Company  has  agreed  to deliver or cause to be delivered Common Shares upon due exercise of the Warrants by the Warrantholders (as defined herein);

WHEREAS Silver Standard has irrevocably committed to and agreed with the Company to deliver hereunder from its holding of Common Shares a sufficient number of Common Shares, for delivery upon the exercise of the Warrants, either to the Warrantholders or to the Company for cancellation in the event of issuance and delivery by the Company of Common Shares to said Warrantholders;

WHEREAS as security for its delivery obligations hereunder, Silver Standard has agreed to pledge in favour of the Company an aggregate of up to 5,750,000 Common Shares and to deliver or cause to be delivered the certificate evidencing such Common Shares to the Agent for the benefit of the Company as set forth herein;

WHEREAS  the  parties  hereto  wish  to  set  forth  the  terms  and  conditions regarding the delivery and the pledge of Common Shares by Silver Standard;

NOW THEREFORE, the parties hereto agree as follows:

2.	DEFINITIONS AND INTERPRETATIONS

2.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the terms defined in this section or elsewhere herein shall have the respective meanings specified in this section or elsewhere herein:

2.1.1                     “Agent”  means  Computershare  Trust  Company  of  Canada  and  its  lawful successors from time to time;

2.1.2                     “Applicable Laws”, in respect of any Person, property, transaction or event, means all present and future laws, statutes, regulations, rules, policy statements, treaties, judgements and decrees applicable to that Person, property, transaction or event, and, whether or not having the force of law, all applicable requirements, requests, official directives, rules, consents, approvals, authorizations, guidelines, orders and policies of any Governmental Authority having or purporting to have authority over that Person, property, transaction or event;

2.1.3                     “Business  Day”  means  a  day  which  is  not  a  Saturday,  Sunday,  or  civic  or statutory holiday in the City of Vancouver, British Columbia, or a day on which the Agent is not open for business in the City of Vancouver, British Columbia;

2.1.4                     “Closing Date” means April 8, 2011 or such later date, but not later than May 16, 2011;

2.1.5                      “Common  Shares”  means  the  common  shares  of  the  share  capital  of  the Company as such class of shares exist at the close of business as of the date of this Agreement and, for greater certainty, shares of such class issued after that time and, in the event of any adjustment under the Warrant Indenture, shall mean thereafter the shares, other securities or other property which a Warrantholder is entitled to purchase after any such adjustment;

2.1.6                     “Current Market Price” means, with respect to the Common Shares at any date, the price per Common Share equal to the Weighted Average Price at which the Common Shares have traded on a stock exchange or, if not listed on any stock exchange, on the over-the-counter market (provided that, in each case, if such average price is not in Canadian dollars, such price will be translated into Canadian dollars using the then applicable Exchange Rate), during a period of 20 consecutive Trading Days ending immediately preceding such date, provided that, if there is no market for the Common Shares during all or part of such period during which the Current Market Price per Common Share would otherwise be determined, then the Current Market Price per Common Share shall, in respect of all or such part of the period, be determined by a nationally-recognized firm of chartered accountants appointed by the Company (who may be the Company’s auditors), in each case appropriately adjusted to take into account the occurrence during such 20-Trading Day period of any event that would result in an adjustment of the Exercise Price pursuant to Article 4 of the Warrant Indenture; for the purpose of this paragraph 2.1.6, “stock exchange” means the stock exchange where the greatest volume of trading in Common Shares shall have been registered during the relevant period;

2.1.7                      “Exchange Rate” means, on any date for determination, the rate at which the relevant currency may be exchanged into Canadian dollars calculated using the Bank of Canada noon rate on the Business Day immediately preceding the relevant determination date; provided that in the event that such rate is not quoted or published by the Bank of Canada, then the Exchange Rate shall be determined by reference to such other publicly available service for displaying exchange rates as may be determined by the Company, acting reasonably;

2.1.8                      “Events of Default of Silver Standard” has the meaning ascribed thereto in Section 11.1 of this Agreement;

2.1.9                      “Exercise  Date”  with  respect  to  any  Warrant  means  the  date  on  which  the Warrant Certificate representing such Warrant is surrendered for exercise in accordance with the Warrant Indenture;

2.1.10                      “Exercise Price” means $12.50 per Common Share purchasable upon exercise of a Warrant, unless such price shall have been adjusted in accordance with the provisions of Article 2 of the Warrant Indenture, in which case it means the adjusted price in effect at such time;

2.1.11                      “Expiry Date” means 4:00 p.m. (Vancouver time) on the date that is twelve (12)
months after the closing of the Offering, after which the Warrant will become null and void;

2.1.12                      “Governmental Authority”   means   any   domestic   or   foreign   government, including any federal, provincial, state, territorial or municipal government, and any government agency, tribunal, commission or other authority exercising or purporting to exercise executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government;

2.1.13                      “Lead Underwriters“ means, collectively, CIBC World Markets Inc., Citigroup
Global Markets Canada Inc. and UBS Securities Canada Inc.;

2.1.14                      “Lien”  means  any  mortgage,  pledge,  charge,  assignment,  security  interest, hypothec, lien or other encumbrance, including, without limitation, any agreement to give any of the foregoing, or any conditional sale or other title retention agreement;

2.1.15                      “Losses” has the meaning ascribed thereto in Section 8.1 of this Agreement;

2.1.16                      “Person”  means,  without  limitation,  an  individual,  sole  proprietorship, corporation, partnership, trust, joint venture, Governmental Authority or incorporated or unincorporated entity or association of any nature;

2.1.17                      “Pledged  Shares”  has  the  meaning  ascribed  thereto  in  Section  4.1  of  this
Agreement;

2.1.18                      “Over-Allotment Option” has the meaning ascribed thereto in the Underwriting
Agreement;

2.1.19                      “Present Common Shares” refers, at any time, to the Common Shares referred to in Subsection 4.1.1 and which, at such time, remain subject to the pledges created under Section 4.1 of this Agreement;

2.1.20                      “Prime Rate” means the rate of interest commonly known and referred to as the prime rate charged by the Bank of Montreal from time to time;

2.1.21                      “Proceeding”  has  the  meaning  ascribed  thereto  in  Subsection  11.1.3  of  this Agreement;

2.1.22                      “Prospectus” shall mean the short form prospectus of the Company dated April 4, 2011 qualifying the distribution of the Units;

2.1.23                      “Purchase  Price”  has  the  meaning  ascribed  thereto  in  Section  3.4  of  this Agreement;

2.1.24                      “Put Offer” has the meaning ascribed thereto in Section 3.4 of this Agreement;

2.1.25                      “Securities Laws” means the applicable securities laws in each of the provinces and territories of Canada (other than Quebec) and the United States of America, together with the respective rules or regulations made thereunder and the applicable published policy statements, blanket orders and applicable notices of the securities regulatory authorities in such provinces or in the United States of America;

2.1.26                      “Substituted Common Shares” has the meaning ascribed thereto in Section 3.3 of this Agreement;

2.1.27                     “Tax” or “Taxes” means any and all taxes, fees, levies, duties, charges and other assessments imposed, levied or assessed by any Governmental Authority, whether disputed or not, including, without limitation, all income, capital, capital gains, dividend, withholding and similar charges in the nature of a tax including, together with any instalments with respect thereto, any interest, costs of any nature, fines and penalties;

2.1.28                     “Tax Cost” means (i) the payment of a Tax (including the obligation to pay a Tax), the inclusion in income of any amount, the loss or reduction of a tax  asset, attribute, deduction benefit or credit, the loss or reduction of a right to a refund of Taxes, the reduction of a tax account or balance, or the acceleration of the obligation to pay a Tax and (ii) all reasonable direct out-of-pocket costs, outlays and expenses incurred in respect of any amounts of the type described in clause (i) of this definition, including any liability for fees or other amounts incurred for legal, accounting or tax advice, experts’ fees, or other services in respect of negotiations or inquiries, audits or investigations under the Income Tax Act (Canada) or any other Applicable Laws;

2.1.29                     “this Agreement”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and any similar expressions refer to this agreement as it may be amended or supplemented from time to time, and not to any particular Section or other portion hereof;

2.1.30                     “Trading Day” with respect to a stock exchange, means a day on which such stock exchange is open for business and, with respect to the over-the-counter market, means a day on which the Toronto Stock Exchange is open for business;

2.1.31                     “Underwriters”  means  the  Lead  Underwriters  and  BMO  Nesbitt  Burns  Inc., Dahlman Rose & Company LLC, GMP Securities L.P., Credit Suisse Securities (Canada), Inc. and Salman Partners Inc.;

2.1.32                     “Underwriting  Agreement”  means  the  underwriting  agreement  entered  into among the Company, Silver Standard and each of the Underwriters dated March 31, 2011;

2.1.33                     “Unit”  means  one  Common  Share  and  one-half  Warrant  initially  distributed pursuant to the Offering;

2.1.34                     “Warrant Agent” means the Agent in its capacity as warrant agent, and its lawful successors from time to time, under the Warrant Indenture;

2.1.35                     “Warrant Certificates” means the certificates evidencing the Warrants issued under the Warrant Indenture and for the time being outstanding;

2.1.36                     “Warrant Indenture” means the warrant indenture entered into between the Company and the Warrant Agent as of the date hereof;

2.1.37                     “Warrantholders” or “holders” means the persons for the time being who are registered holders of Warrants and, for greater certainty, in respect of any action to be taken by a holder in respect of his Warrants, means the holder or his successors, executors, administrators or other legal representatives or his or their attorney duly appointed by instrument in writing in compliance with the terms of the Warrant Indenture;

2.1.38                     “Warrants” means the Common Share purchase warrants issued by the Company under the Warrant Indenture whereby Warrantholders have the right to purchase one Common Share for each whole Warrant at the Exercise Price prior to the Expiry Date and on the terms and conditions described in the Warrant Indenture; and

2.1.39                     “Weighted Average Price” means, with respect to the Common Shares, for any period, the amount obtained by dividing the aggregate sale price of all Common Shares sold on the relevant stock exchange or market during the period in question by the total number of Common Shares so sold.

2.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections and Subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

2.3	Currency

All dollar amounts herein are expressed in Canadian dollars, except as otherwise provided for herein.

2.4	Day Not a Business Day

In the event that any day on or before which any action is required to be taken under this Agreement is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

2.5	Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

2.6	Ancillary Authority

Any provision of this Agreement directing or authorizing the Agent to effect delivery or payment shall be construed as a direction to or authorization of the Agent, acting either as delivery agent, depository, Warrant Agent or transfer agent and registrar of the Company, to do all such things and carry out all such acts as may be required to give effect to such delivery or payment.

3.	DELIVERY OF COMMON SHARES

3.1	Silver Standard’s Obligation to Deliver Common Shares

Silver Standard hereby irrevocably and unconditionally agrees and covenants to deliver Common Shares to the Agent so as to permit delivery upon the due exercise of the Warrants, either directly to Warrantholders, or for cancellation pursuant to Section 3.4 below.

3.2                          Delivery of Pledged Shares by Agent

Upon  due  exercise  of  Warrants  by  Warrantholders,  the  Agent  is  hereby irrevocably instructed by the Company and Silver Standard, jointly, to deliver the number of Common Shares, corresponding to the number of exercised Warrants, from the Pledged Shares to the Warrant Agent against payment of the full amount of the funds received from the Warrantholders in payment of the aggregate Exercise Price for such exercised Warrants which the Agent shall immediately remit to Silver Standard. The delivery of Pledged Shares by the Agent to the Warrant Agent shall be made in due time to allow the Warrant Agent to deliver the Common Shares to Warrantholders within the time prescribed by the Warrant Indenture.

3.3                          Inability by Agent to Deliver Pledged Shares

In the event that the Agent is unable to deliver Common Shares pursuant to Section 3.2 for any reason whatsoever, then the Agent shall promptly notify Silver Standard who shall forthwith deliver common shares (the “Substituted Common Shares”), corresponding to the number of exercised Warrants, to the Agent for delivery to the Warrant Agent against payment of the full amount of the funds received from the Warrantholders in payment of the aggregate Exercise Price for such exercised Warrants.  Upon receipt of the Substituted Common Shares from Silver Standard the Agent shall immediately remit to Silver Standard such aggregate Exercise Price, together with that number of Pledged Shares equal to the number of Substituted Common  Shares  delivered  to  the  Warrant  Agent  hereunder.    The  delivery  of  Substituted Common Shares by Silver Standard to the Agent shall be made in due time to allow the Warrant Agent to deliver the Common Shares, including the substituted Common Shares, as applicable, to Warrantholders within the time prescribed by the Warrant Indenture.

3.4                          Purchase and Cancellation of Pledged Shares

In the event that the Agent is unable to deliver Common Shares pursuant to Sections 3.2 and 3.3 hereof, then the Agent shall cause the Warrant Agent to cause the Company to issue that number of Common Shares corresponding to the number of exercised Warrants and to deliver such Common Shares to the Warrant Agent for issuance and delivery to the Warrantholders against payment of the aggregate Exercise Price for such exercised Warrants, the whole pursuant to the terms and conditions of the Warrant Indenture. The issuance and delivery of Common Shares by the Company to the Warrant Agent shall be made in due time to allow the Warrant Agent to deliver the Common Shares to Warrantholders within the time prescribed by the Warrant Indenture.  Silver Standard hereby irrevocably offers to sell to the Company, for cancellation, that number of Pledged Shares equal to the number of Common Shares issued and delivered by the Company under this Section 3.4 (the “Issued Shares”) at a price per share (the “Purchase Price”) equal to the Exercise Price (the “Put Offer”).   Subject to Section 3.5, the issuance  of  Common  Shares  pursuant  to  this  Section  3.4  shall  constitute  the  automatic acceptance by the Company of the Put Offer for a number of Pledged Shares equal to the number of Issued Shares and the automatic purchase for cancellation of such number of Pledged Shares shall  take  effect  simultaneously  with  the  aforesaid  issuance  of  Common  Shares  hereunder. Silver Standard and the Company do hereby jointly and irrevocably instruct the Agent to give effect to such purchase for cancellation, on behalf of the Company, of said number of Pledged Shares. The Agent will thereupon cause the Warrant Agent to credit to the Company the full amount of the funds received from the Warrantholders in payment of the aggregate Exercise Price for such exercised Warrants and immediately debit to the Company the full amount of the Purchase Price for the Pledged Shares cancelled and remit such amount in full to Silver Standard.

3.5                          Purchase Prohibited

In the event that the Company is prohibited by law or otherwise legally unable to pay in full the Purchase Price of Pledged Shares pursuant to the Put Offer in Section 3.4 hereof, then such Pledged Shares shall not be purchased as provided thereunder but shall instead be released from the pledges herein created and shall be returned to Silver Standard.

3.6                          No Fractional Common Shares

Notwithstanding any other provision of this Agreement, no fractional Common Shares will be delivered and no cash or other consideration will be paid upon the exercise of any Warrant.   Holders of Warrants will have no voting rights or pre-emptive rights or any other rights which a holder of Common Shares would have.

3.7                          Delivery on Adjustment to Exchange Basis

In the event of any adjustment to the Exchange Basis (as such term is defined in the Warrant Indenture) pursuant to Article 2 of the Warrant Indenture, Silver Standard will deliver to the Agent such number of additional Common Shares as have become deliverable on the exercise of the Warrants. Silver Standard will deliver such Common Shares within 10 days after its receipt of such additional Common Shares upon the completion of any such adjustment.

4.                            PLEDGE OF COMMON SHARES

4.1                          Pledge

As a general and continuing collateral security for the performance of the obligations of Silver Standard under Article 3, Section 4.2 and Article 7, Silver Standard hereby pledges to and in favour of the Company, the following property (the “Pledged Shares”):

4.1.1                       5,750,000 Common Shares presently owned or held by Silver Standard, whether directly or indirectly, beneficially or otherwise (collectively, the “Present Common Shares”);

4.1.2                       all rights pertaining to the Present Common Shares as well as all fruits and revenues they might produce; and

4.1.3                       all shares, securities or other property attributable to the Pledged Shares that a Warrantholder may also be entitled to receive upon exercise of Warrants as a result of any adjustments made to the subscription rights of a Warrantholder pursuant to Article 2 of the Warrant Indenture.

4.2                          Delivery and Registration of the Present Common Shares

4.2.1                       Concurrently with or prior to the execution of this Agreement, Silver Standard shall deliver to the Company Common Share certificate(s) representing at least the number of Common Shares required to satisfy its delivery obligations hereunder that it holds and the Company shall, in exchange, deliver to Silver Standard certificates representing the same number of  Common  Shares  in  such  denominations  that  will  allow  Silver  Standard  to  satisfy  its obligations to deliver 5,000,000 Common Shares hereunder and to the Underwriters under the Underwriting Agreement.  Silver Standard shall deliver and remit to the Agent, for the benefit of the Company, a Common Share certificate representing 5,000,000 Common Shares, duly endorsed in the name of the Agent, as agent for the Company.

4.2.2                       If the Over-Allotment Option is exercised in accordance with the Underwriting Agreement, on any closing of the Over-Allotment Option, Silver Standard shall deliver to the Company Common Share certificate(s) representing at least the number of Common Shares required to satisfy its delivery obligations hereunder in connection with such exercise of the Over-Allotment that it holds and the Company shall, in exchange, deliver to Silver Standard certificates representing the same number of Common Shares in such denominations that will allow Silver Standard to deliver the Common Shares required to satisfy its delivery obligations to deliver Common Shares hereunder and under the Underwriting Agreement pursuant to the exercise of the Over-Allotment Option.   Silver Standard shall then deliver and remit to the Agent, for the benefit of the Company a Common Share certificate representing such number of Common Shares, duly endorsed in the name of the Agent, as Agent for the Company.

4.2.3                       Silver Standard further acknowledges and agrees that the Present Common Shares will, after delivery to the Agent as set out in Subsections 4.2.1 and 4.2.2 hereof, be deposited into a special purpose account set up by the Agent, in the name of the Agent as agent for the Company, and that such deposit does not in any way affect the pledge constituted under Section 4.1.

4.2.4                       Subject to Sections 4.4 and 4.5, Silver Standard further undertakes to deliver and remit to the Agent, for the benefit of the Company, as soon as Silver Standard becomes entitled thereto, all shares, other securities or other property referred to in Subsection 4.1.3, along with any income derived and any rights arising therefrom, the same, where applicable, to be duly endorsed in blank for transfer and accompanied by any power of attorney, document and confirmation that the Agent or the Company may reasonably require for such purpose.

4.3                          Exercise of Right to Vote the Pledged Shares

The voting rights attached to the Pledged Shares shall be exercised by the Agent on behalf of Silver Standard in accordance with the written voting instructions of Silver Standard. The Agent shall, for such purpose, from time to time, (i) promptly deliver to Silver Standard any written communication or other documents received in its capacity as registered holder of the Pledged Shares, and (ii) execute and deliver proxies in respect of the Pledged Shares in accordance with the written voting instructions received from Silver Standard. In the event that the Agent shall not have received on a timely basis written voting instructions from Silver Standard, then the Agent shall not exercise the voting rights attached to the Pledged Shares.

4.4                         Dividends and Distributions in respect of the Pledged Shares

The Agent shall remit to Silver Standard, no later than the second Business Day following the date of actual receipt by the Agent, all dividends and other distributions received by the Agent in respect of the Pledged Shares. All amounts so remitted by the Agent to Silver Standard shall no longer be subject to the pledges herein created, the whole without any notice or consent required from any Person or registration required to be made.

4.5                         Partial Release and Discharge

Where in accordance with Sections 3.2, as the case may be, the Agent delivers Pledged Shares to the Warrant Agent, then, upon such delivery or sale, the Liens herein created on the Pledged Shares so delivered, the aggregate Exercise Price relating thereto, and all other rights and property relating to such Pledged Shares and referred to in Subsections 4.1.2 and 4.1.3 shall automatically be released and discharged, without any notice or consent being required from any Person or registration being required to be made and, accordingly, Silver Standard shall be entitled to receive the aggregate Exercise Price therefor free from the Liens herein created. Where in accordance with Section 3.3, Silver Standard delivers Substituted Common Shares to the Agent, then, upon such delivery, the number of Pledged Shares pledged hereunder shall automatically be reduced by an amount equal to the number of Substituted Common Shares so delivered  and,  accordingly,  the  Pledged  Shares  delivered  by  the  Agent  to  Silver  Standard pursuant to Section 3.3, together with the aggregate Exercise Price therefor and all other rights and property relating to such Pledged Shares and referred to in Subsections 4.1.2 and 4.1.3, shall no longer be subject to the Liens herein created, the whole without any notice or consent being required from any Person or registration being required to be made. Where in accordance with Section 3.4, a number of Pledged Shares are cancelled, then upon such cancellation, the number of Pledged Shares pledged hereunder shall automatically be reduced by an amount equal to the number of Pledged Shares so cancelled and the aggregate Purchase Price payable to Silver Standard in connection with any such cancellation shall not be subject to the pledges herein created, the whole without any notice or consent being required from any Person or registration being required to be made.  To the extent that the Over-Allotment Option has not been exercised in full prior to its expiry, at the expiry of the Over-Allotment Option that number of Pledged Shares which would have been issuable pursuant to such unexercised portion of the Over- Allotment, together with the aggregate Exercise Price therefor and all other rights and property relating to such Pledged Shares and referred to in Subsections 4.1.2 and 4.1.3, shall no longer be subject to the liens herein created, the whole without any notice or consent being required from any Person or any registration being required to be made.

5.                            REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Silver Standard and the Agent as stated below and acknowledges that Silver Standard and the Agent are relying on the accuracy of each such representation and warranty in entering into this Agreement:

5.1                          Status and Capacity

The Company is a subsisting corporation in good standing under the laws of the jurisdiction under which it subsists and has the corporate power and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement.

5.2                          Authorization

The execution and delivery of this Agreement have been duly and validly authorized by the Company and no other corporate proceedings or approvals on the part of the Company are necessary to authorize this Agreement.

5.3                         Enforceability

This  Agreement  has  been  duly  and  validly  executed  and  delivered  by  the Company and is a valid and legally binding obligation of the Company enforceable against it in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency and other laws affecting creditors’ rights generally and to general principles of equity.

6.                            REPRESENTATIONS AND WARRANTIES OF SILVER STANDARD

Silver Standard represents and warrants to the Company and the Agent as stated below and acknowledges that the Company and the Agent are relying on the accuracy of each such representation and warranty in entering into this Agreement:

6.1                         Status and Capacity

Silver Standard is a subsisting corporation in good standing under the laws of the jurisdiction under which it subsists and has the corporate power and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement.
6.2                         Compliance with Applicable Laws

Silver Standard is not in violation of (i) any Applicable Laws or (ii) any of the terms of any agreement (written or oral), indenture, instrument or undertakings or other obligation or restriction to which it is a party or by which it is bound, which, in the case of (i) and (ii) could preclude the performance of its obligations under this Agreement and the execution, delivery and performance of this Agreement will not constitute or result in a violation or breach of or default under, or cause the acceleration of any obligations of Silver Standard under (iii) any Applicable Laws or (iv) the terms of any agreement (written or oral), indenture, instrument or undertakings or other obligation or restriction to which it is a party or by which it is bound, which, in the case of (iii) and (iv), could preclude the performance of its obligations under this Agreement.

6.3                          Authorization

The execution and delivery of this Agreement have been duly and validly authorized by Silver Standard and no other corporate proceedings or approvals on the part of Silver Standard are necessary to authorize this Agreement.

6.4                          Enforceability

This Agreement has been duly and validly executed and delivered by Silver Standard and is a valid and legally binding obligation of Silver Standard enforceable against it in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency and other laws affecting creditors’ rights generally and to general principles of equity.

6.5                         Title to Present Common Shares

Silver Standard legally and beneficially owns and controls all of the Present Common Shares with a good and marketable title thereto free of any Lien.

6.6                          No Common Share Purchase Agreements

Except as otherwise provided in the Underwriting Agreement, Warrant Indenture and under the Warrants, no Person has any agreement, option, understanding or commitment, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment, including a right of conversion or exchange attached to convertible securities, warrants or convertible obligations of any nature, for the purchase or other acquisition from Silver Standard of any of the Present Common Shares, which agreement, option, understanding, commitment, right or privilege has not been waived.

6.7                          Warrant Indenture

Silver Standard has taken cognisance of the terms and conditions of the Warrant Indenture but assumes no obligation or liability thereunder.

7.                            COVENANTS OF SILVER STANDARD

Silver Standard hereby covenants and agrees with the Company and the Agent that, so long as it has any obligation or liability hereunder:

7.1                          Notification

Silver Standard shall notify or cause to be notified the Company promptly upon becoming aware of (i) any representation or warranty given in this Agreement becoming inaccurate in any material respect and (ii) the occurrence of any Event of Default of Silver Standard.

7.2                          Dealing in Pledged Shares

Silver Standard shall not, at any time, (i) sell, assign, transfer, exchange or otherwise dispose of the Pledged Shares at such time, save and except as permitted under this Agreement and (ii) create, assure or suffer to exist any Lien upon those Pledged Shares at such time, save and except as permitted under this Agreement.

7.3                         Maintain Corporate Existence

Silver Standard shall maintain its corporate existence.

8.                            SILVER STANDARD BENEFITS OF THE WARRANT INDENTURE

8.1                         The Company shall:

8.1.1                       promptly provide to Silver Standard a copy of all notices, documents, certificates and other communications received by the Company from the Warrant Agent and/or provided by the Company to the Warrant Agent pursuant to or in respect of the Warrant Indenture;

8.1.2                       not agree to any amendment to or supplement of the Warrant Indenture; any additions, variations or changes to the form of Warrant Certificate; or any changes to the terms of the Warrants; without the prior written consent of Silver Standard, such consent not to be unreasonably withheld;

8.1.3                       upon written notice from Silver Standard, request from the Warrant Agent all such information and documents relating to the Warrant Indenture and the Warrants as Silver Standard may specify and shall promptly provide to Silver Standard all information and documents that it receives from the Warrant Agent in response to such request; and

8.1.4                       notwithstanding that Silver Standard is not a party to the Warrant Indenture, enforce on behalf of Silver Standard any provisions purporting to be for the benefit of Silver Standard in the Warrant Indenture, at the written request and expense of Silver Standard.

9.                            INDEMNIFICATION BY SILVER STANDARD

9.1                         Silver Standard shall indemnify and hold the Company harmless from and against any claims, demands, actions, causes of action, judgments, damages, losses, liabilities, costs or expenses (including, without limitation, interest, penalties and reasonable attorneys’ and experts’ fees and disbursements) (collectively, the “Losses”) which may be made against the Company or which it may suffer or incur as a result of, arising out of or relating to:

9.1.1                       any violation, contravention or breach of any covenant, agreement or obligation of Silver Standard under or pursuant to this Agreement; or

9.1.2                       any incorrectness in, or breach of, any representation or warranty made by Silver Standard hereunder or in any certificate or other document delivered or given pursuant to this Agreement, whether or not the Company relied thereon or had knowledge thereof; or

9.1.3                       the creation, issuance or exercise of the Warrants; or

9.1.4                       the creation and sale of the Units; or

9.1.5                       the purchase for cancellation of Pledged Shares; provided that Silver Standard will have no obligation to indemnify and hold the Company harmless from or against any Losses in the event of the gross negligence or wilful misconduct of the Company or any misrepresentation or alleged misrepresentation in the Prospectus (other than a misrepresentation or alleged misrepresentation relating solely to Silver Standard and/or its interest in Common Shares).

9.2                          Silver Standard shall reimburse, on demand, to the Company the amount of any indemnifiable Losses suffered or incurred by the Company, the whole as of the date that the Company incurs any such Losses, together with interest thereon from the aforesaid date until payment in full at the Prime Rate.

9.3                         Without limiting the generality of Sections 8.1 and 8.2, Silver Standard shall indemnify and hold the Company harmless from and against any Taxes payable under Part I or Part VI.1 of the Income Tax Act (Canada) or the corresponding or similar provisions of any provincial tax legislation which the Company may be required to pay, and any other Tax Cost which the Company may suffer as a result of:

9.3.1                       the Offering, the entering into of this Agreement, the Underwriting Agreement or the Warrant Indenture:

9.3.2                       the creation, issuance or exercise of the Warrants,

9.3.3                       the creation or sale of the Units,

9.3.4                       the purchase for cancellation of Pledged Shares, or

9.3.5                       any other event, action, transaction or operation contemplated in this Agreement, the Underwriting Agreement or the Warrant Indenture.

9.4                         Should  the  Company  be  required  to  pay  a  Tax  for  which  the  Company  is indemnified by Silver Standard under this Agreement and the Company recovers such Tax (or any portion thereof) or obtains a credit for such Tax (or any portion thereof), then the Company shall reimburse to Silver Standard the amount so recovered by the Company or the value of the credit so received by the Company.

9.5                         Any amount payable under this indemnity shall be computed on an after-tax basis, i.e., by grossing it up to reflect the Taxes that the Company will be required to pay as a result of the receipt of such amount (including any such gross-up).

9.6                         Should the Company be required to issue Common Shares to the Warrantholders pursuant to Section 3.4 hereof but be unable to purchase for cancellation a corresponding number of Pledged Shares, then the amount of the indemnity that Silver Standard may be required to pay to the Company in connection with the capital taxes that the Company may be required to pay on the amounts received by the Company from such Warrantholders in payment of the Exercise Price shall be reduced by the amount of the after-Tax investment income, if any, the Company would have earned on the amounts received by the Company from such Warrantholders had such amounts been invested by the Company at the Prime Rate during the period for which such capital taxes may be payable.

9.7                         Should  the  Company  receive  net  proceeds  from  the  sale  of  Pledged  Shares pursuant to Section 3.5 hereof, then the amount of the indemnity that Silver Standard may be required to pay to the Company in connection with capital taxes that the Company  may be required to pay on such net proceeds shall be reduced by the amount of after-Tax investment income, if any, the Company would have earned on such net proceeds had such net proceeds been invested by the Company at the Prime Rate during the period for which such capital taxes may be payable.

9.8                         The Company shall promptly notify Silver Standard in writing in the event the Company seeks to be indemnified pursuant to Section 8.3. In that event, Silver Standard may request, within 30 days after being so notified by the Company, that the Company contest (including the filing of an objection or appeal), defend or settle a claim for Taxes with the applicable Governmental Authority. In the event Silver Standard does not make such a request within 30 days after being so notified by the Company, then Silver Standard will be deemed to have  accepted  the  claim  for  Taxes  from  the  Governmental  Authority.  In  the  event  Silver Standard makes such a request within 30 days after being so notified by the Company, then the Company will be responsible for the carriage and control of the contestation or defense but the Company will consult with Silver Standard on all aspects of, and keep Silver Standard fully advised  with  respect  to,  any  contestation  or  defense,  including  supplying  copies  to  Silver Standard of all relevant documentation promptly upon request from Silver Standard, subject to the following: (a) any decision to settle or appeal shall rest with Silver Standard, and (b) the Company shall be under no obligation to disclose to Silver Standard any information of a confidential or privileged nature or any document incorporating such information (including, for greater certainty, a notice of assessment incorporating information which is not relevant for Silver Standard). In all cases, Silver Standard will be responsible for all costs, including outlays, expenses, fees or liabilities resulting from a contestation, defense or settlement of a claim for Taxes with a Governmental Authority.

10.                          NO LIMITATION ON INDEMNIFICATION

No provision of this Agreement shall limit or be construed as limiting the indemnification obligations of the Company or Silver Standard under the terms of the Underwriting Agreement or applicable securities Laws in connection with the Offering and the delivery of Common Shares to Warrantholders.

11.                          CONCERNING THE AGENT

11.1                       Acceptance of Agency, Duties and Administration

11.1.1                     The Agent hereby accepts, on behalf of the Company, the pledge of the Pledged Shares hereby granted by Silver Standard and shall perform its duties and obligations under this Agreement with respect to the Pledged Shares upon the terms and subject to the conditions contained in this Agreement. The Agent shall hold and administer the Pledged Shares upon the terms and subject to the conditions contained in this Agreement.

11.1.2                     The Company and Silver Standard acknowledge and agree that the Agent acts hereunder as a depositary only and (i) shall not be responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of any instrument, statement, certificate, request or other document deposited with it, for the form or execution of such documents, for the identity, authority or right of any person or party executing or depositing such instruments or for determining or compelling compliance therewith, and shall not otherwise be bound thereby; (ii) shall be obligated only for the performance of such duties as are expressly and specifically set forth in this Agreement on its part to be performed, and no implied duties or obligations of any kind shall be read into this Agreement against or on the part of the Agent; (iii) shall not be required to take notice of any default or to take any action with respect to such default; (iv) may rely on and shall be protected in acting or refraining from acting upon any written notice, instruction (including, without limitation, wire transfer instructions, whether incorporated herein or provided in a separate written instruction), instrument, statement, certificate, request or other document furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper person, and shall have no responsibility for determining the accuracy thereof; (v) may employ and consult counsel satisfactory to it, including in-house counsel for any of the parties hereto, and the opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion of such counsel; and, (vi) shall not be responsible for delays or failures in performance resulting from acts beyond its control, including without limitation, acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters.

11.1.3                    The Agent may employ such counsel, accountants, engineers, appraisers, other experts, agents, agencies and advisors as it may reasonably require for the purpose of discharging its duties under this Agreement, and the Agent may act and shall be protected in acting or not acting in good faith on the opinion or advice or on information obtained from any such parties and shall not be responsible for any misconduct on the part of any of them.  The reasonable costs of such services shall be added to and be part of the Agent's fee hereunder.

11.1.4                    The Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement.  Such documentation must not require the exercise of any discretion or independent judgment.

11.1.5                     No provision of this Agreement shall require the Agent to expend or risk its own funds or otherwise incur financial liability in the performance of its duties or the exercise of any of its rights or powers unless indemnified as provided for herein, other than as a result of its own gross negligence or bad faith.

11.1.6                     The Agent shall not be liable for any error of judgment, or for any act  done or step taken or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection herewith, except for its own gross negligence or bad faith.

11.1.7                     The Agent shall incur no liability with respect to the delivery or non-delivery of any cash or securities whether delivered by hand, wire transfer, registered mail or bonded courier, except in the event of its own gross negligence or bad faith.

11.1.8                     The forwarding of a cheque by the Agent will satisfy and discharge the liability for any cash amounts due to the extent of the sum or sums represented thereby (plus the amount of any tax deducted or withheld as required by law) unless such cheque is not honoured on presentation; provided that in the event of non-receipt of such cheque by the payee, or loss or destruction thereof, the Agent upon being furnished with reasonable evidence of such non- receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque.

11.1.9                     Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

11.1.10                    The Agent does not have any interest in the Pledged Shares but is serving as Agent only and having only possession thereof.

11.1.11                    The Agent shall have no duties except those which are expressly set forth herein, and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of this Agreement, unless received by it in writing, and signed by the parties hereto and if its duties herein are affected, unless it shall have given its prior written consent thereto.

11.1.12                    The Agent accepts the duties and responsibilities under this Agreement as agent, and no trust is intended to be, or is or will be, created hereby and the Agent shall owe no duties hereunder as trustee.

11.1.13                    The  Agent  will  have  no  responsibility  for  seeking,  obtaining,  compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Agent receives as a condition to release the Pledged Shares under this Agreement.

11.1.14                    The Agent will have no responsibility for Pledged Shares that it has released to a party or at a party’s direction according to this Agreement.

11.1.15                    The Agent is authorized to cancel any share certificate delivered to it and hold such securities in electronic or uncertificated form only, pending release of such securities.

11.1.16                    The Agent shall have no responsibility or liability for any diminution in the value of any of the Pledged Shares or any securities which may be deposited with it hereunder, except in the event of its own gross negligence or bad faith.

11.1.17                    This Section 10 shall survive notwithstanding any termination of the Agreement or the resignation or removal of the Agent.

11.2                       Agent’s Standard of Care

The Agent hereby represents and warrants to Silver Standard and the Company that in exercising its powers and discharging its duties and performing its obligations as depositary and delivery agent under this Agreement, the Agent shall act honestly and in good faith with a view to the best interests of Silver Standard and the Company and, in connection therewith, and notwithstanding any other provision of this Agreement, the Agent shall exercise the degree of care, diligence and skill that a reasonably prudent agent would exercise in comparable circumstances.

11.3                       Compensation of Agent

As compensation for its services in acting as Agent under this Agreement, the Agent shall be entitled to such fees as have been separately agreed between Silver Standard and the Agent.

11.4                       Expenses of Pledge and Warrant Indenture

All costs, charges and expenses properly incurred by the Agent in connection with the pledge of the Pledged Shares, including, without limitation, the protection and enforcement of the pledge of the Pledged Shares, shall be paid by Silver Standard. Silver Standard further agrees to reimburse to the Company all reasonable expenses and disbursements of the Agent in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisers, experts, accountants and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Agent hereunder shall be finally and fully performed, except any such expense or disbursement in connection with or related to or required to be made as a result of the gross negligence, wilful misconduct or bad faith of the Agent. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Agent against unpaid invoices and shall be payable upon demand.

11.5                       Indemnification of Agent

The Agent and each of its directors, officers, employees and agents shall be entitled to be indemnified and reimbursed by Silver Standard in respect of:

11.5.1                     all liabilities, costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Agent or against such director, officer, employee or agent of the Agent, as the case may be, for or in respect of anything done or permitted to be done in the exercise of the powers and rights and the discharge of the duties of the Agent hereunder; and

11.5.2                      all other costs, charges, taxes, penalties and interest in respect of unpaid taxes and all other expenses and liabilities sustained or incurred by the Agent or such director, officer, employee or agent of the Agent, as the case may be, in respect of the Pledged Shares;

11.5.3                      provided that the Agent, its directors, officers, employees or agents of the Agent shall not be indemnified by Silver Standard in respect of any such liabilities, costs, charges, expenses, taxes, penalties, interest or other expenses that arise out of or as a result or in the course of bad faith or gross negligence of the obligations and duties of the Agent or such directors, officers, employees or agents. The Agent or such director, officer, employee or agent shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except by recourse against Silver Standard, and neither the Company nor the Warrant Agent (in such capacity) shall be personally liable to any person with respect to any claim for such indemnity or reimbursement as aforesaid.   The foregoing indemnification and agreement to hold harmless shall survive the release of the Pledged Shares, the resignation or removal of the Agent or the termination of this Agreement.

11.6                       Liability to Third Parties

All acts done, written instruments executed and all obligations and liabilities incurred by or on behalf of the Agent, or by any person who is a director, officer, employee or agent of the Agent, in the exercise of the powers or rights, the discharge of the duties or the performance of the obligations of the Agent under this Agreement in each case in accordance with the standard of responsibility and standard of care, diligence and skill provided in Section 10.2, shall be conclusively taken to have been done, executed or incurred only by, or on behalf of, the Agent in the capacity as agent.

11.7                       Resignation of Agent

11.7.1                      The  Agent  shall  be  deemed  to  have  resigned  from  office  hereunder  upon resignation of the Warrant Agent. No such resignation shall be effective until the appointment of, and acceptance of such appointment, by a new Warrant Agent pursuant to the Warrant Indenture and/or a new Agent pursuant to the terms of this Agreement.

11.7.2                      The Agent may at any time resign as such, subject to this Section 10.7, by delivering written notice of resignation to the other parties to this Agreement and by delivering the Pledged Shares (less any portion thereof previously distributed in accordance with this Agreement) to any successor Agent designated by the Company and Silver Standard, or by a court of competent jurisdiction, whereupon the Agent shall be discharged of and from any and all further obligations arising in connection with this Agreement. The resignation of the Agent will take effect on the earlier to occur of (the “Resignation Date”): (i) the appointment of a successor Agent as aforesaid or by a court of competent jurisdiction; or (ii) the day which is 30 days after the date of delivery of the Agent's written notice of resignation to the other parties hereto, or such shorter notice as the parties accept as sufficient.  If the Agent has not received written notice of the designation of a successor Agent by the Resignation Date, the Agent's sole responsibility after such time shall be to retain and safeguard the Pledged Shares until receipt of written notice of the designation of a successor Agent hereunder or pursuant to a final non-appealable order of a court of competent jurisdiction.  If a successor Agent has not been appointed within 90 days of the date of the delivery of its written notice of resignation, the Agent shall deliver the Pledged Shares (less any portion thereof previously distributed in accordance with this Agreement) to the legal counsel designated by the Company and Silver Standard and all of the Agent's duties and obligations under this Agreement shall thereupon cease immediately. Failing such designation by the Company and Silver Standard, the Agent shall deliver such Pledged Shares to Pretium Resources Inc. whereupon this Agreement shall terminate and the Agent shall have no further duties and obligations under this Agreement.  The Company and Silver Standard, acting together, shall have power at any time to remove the existing Agent and to appoint a successor Agent.

(a)
In the event of the Agent resigning or being removed as  aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company and Silver Standard, acting together, shall forthwith appoint a successor Agent; failing such appointment by the Company and Silver Standard, the retiring Agent, acting alone, may apply, at the expense of Silver Standard, to a justice of the Supreme Court of British Columbia on such notice as such justice may direct, for the appointment of a successor Agent; but any successor Agent so appointed by the Court shall be subject to removal as aforesaid by the Company and Silver Standard, acting together.

(b)
Any successor Agent appointed under any provision of this Section 10.7 shall be a corporation authorized to carry on the business of a trust company in the Province of British Columbia and, if required by the applicable legislation for any other jurisdiction, in such other jurisdictions. On any such appointment, the successor Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Agent hereunder. At the request of the Company, Silver Standard or the successor Agent, the retiring Agent, upon payment of the amounts, if any, due to it pursuant to this Agreement, including any amounts owing to it in respect to outstanding fees, disbursements and interest thereon, shall duly assign, transfer and deliver to the successor Agent all property and money held, and all records kept, by the retiring Agent hereunder or in connection herewith.

(c)
Any corporation into or with which the Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Agent shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Agent shall be the successor to the Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Agent hereunder.

12.                         EVENTS OF DEFAULT OF SILVER STANDARD AND REMEDIES

12.1                       Events of Default

The Agent shall promptly give the Company and the Warrant Agent written notice of any default by the Silver Standard in the performance of its obligations under this Agreement, including failure by Silver Standard to deliver, or cause to be delivered, Common Shares (or other securities or property deliverable upon the exercise of the Warrants as a result of any adjustment to the subscription rights pursuant to Article 2 hereof) upon due exercise of the Warrants, upon becoming aware of any such default.

Silver Standard shall be in default under this Agreement upon the occurrence of any of the following events (an “Event of Default of Silver Standard”):

12.1.1                      any violation, contravention or breach of any covenant, agreement or obligation of Silver Standard under or pursuant to this Agreement which precludes the delivery or cancellation, as the case may be, of Pledged Shares or Substituted Common Shares as required hereunder and the continuance of such default for five (5) Business Days;

12.1.2                      any incorrectness in, or breach of, any representation or warranty made by Silver Standard hereunder or any certificate or other document delivered or given pursuant to this Agreement which precludes the delivery or cancellation, as the case may be, of Pledged Shares or Substituted Common Shares, as required hereunder and the continuance of such default for five (5) Business Days;

12.1.3                      should Silver Standard make an assignment for the benefit of creditors, or file or consent to the filing of a petition in bankruptcy, a proposal or a notice of intention under any bankruptcy  law  of  any  jurisdiction  whatsoever  or  be  adjudicated  insolvent  or  bankrupt,  or petition or apply to any tribunal to have any receiver, trustee, liquidator or sequestrator of Silver Standard, or for any substantial portion of its property; or if Silver Standard commences any proceeding relating to it or its property or any substantial portion thereof under any liquidation law of any jurisdiction, whether now or hereafter in effect (any of which proceedings, including, without limitation, the making of an assignment for the benefit of creditors, or the filing or consenting to the filing of a petition in bankruptcy, a proposal or a notice of intention under any such bankruptcy law shall be referred to herein as a “Proceeding”); or if there is commenced against Silver Standard any Proceeding and such Proceeding remains undismissed for a period of thirty (30) days; or if any receiver, trustee, liquidator or sequestrator of Silver Standard, or for any one thereof or any substantial portion of its property is appointed or if Silver Standard consents to or approves or accepts any Proceeding or the appointment of any receiver, trustee, liquidator or sequestrator of, or for Silver Standard or any substantial portion of its property; or

12.1.4                      should any process of execution be enforced or levied upon the Pledged Shares and remain in existence for a period of five (5) Business Days; or

12.1.5                      should  Silver  Standard  fail  to  obtain  the  cancellation  of  any  prior  notice  of exercise of a right or any other entry affecting the Pledged Shares in favour of any creditor of Silver  Standard  other  than  the  Company  within  five  (5)  Business  Days  of  their  respective publication or registration, as the case may be, unless a stay order is issued in connection with such purported exercise of remedy.

12.2                       Remedies

If an Event of Default of Silver Standard shall occur and be continuing, to the extent and in the manner permitted by law and subject to any preliminary measures thereby contemplated,  then  the  Company  may  exercise  all  of  its  rights,  recourses  and  remedies hereunder, under any other deed or document or pursuant to any Applicable Law. The exercise at any time by the Company of its remedies on a portion only of the Pledged Shares shall not preclude the exercise by the Company of its remedies at any other time on any other portion of the Pledged Shares, Silver Standard hereby renouncing to any right it might otherwise have to invoke that the obligations secured by the pledge constituted hereunder have been extinguished by any taking in payment of less than all the Pledged Shares existing at the time of such taking in payment.

Without limiting the generality of the foregoing, if an Event of Default of Silver Standard shall have occurred and be continuing, then the Company may, at its discretion, elect to exercise any of its remedies. However, the Company hereby agrees that in the event it elects to exercise the remedy of taking in payment, sale by the creditor or sale by judicial authority, then the Company shall limit the exercise of any such remedy to such number of Pledged Shares equal to the number of Common Shares not delivered to the Warrant Agent pursuant to Sections 3.2 and 3.3 and which the Company has been unable to cancel pursuant to Section 3.4 or which the Agent has been unable to sell pursuant to Section 3.5. The successful exercise by the Company of any of the remedies of taking in payment, sale by the creditor or sale by judicial authority on any number of Pledged Shares shall extinguish the obligation of the Silver Standard to deliver an equal number of Common Shares.

The successful exercise by the Company of its remedy of taking in payment on any of the Pledged Shares shall result in the cancellation of the Pledged Shares so taken in payment, it being expressly understood that the taking in payment of any of the Pledged Shares shall not relieve the Company from its obligation to pay to Silver Standard the Exercise Price with respect to each of the Pledged Shares so taken in payment. In addition, in the event the Company decides to exercise its remedy of sale by the creditor or sale by judicial authority, then the Company agrees to effect such sale or to cause such sale to be effected as contemplated in Section 3.5 and the proceeds resulting from such sale shall be applied in accordance with the provisions of Section 3.5.

To the extent permitted by this Agreement, Silver Standard undertakes to voluntarily surrender the Pledged Shares to the Company upon request and agrees not to put any impediment in the way of, but rather, to facilitate by all legal means, the exercise of the powers hereby granted to the Company and not to interfere therewith.

13.                          DURATION

13.1                       Termination Date

The pledge of the Pledged Shares and the obligations of the Agent relating thereto shall, on the condition no Event of Default of Silver Standard subsists at such time, terminate upon the earliest of the Business Day following the Expiry Date and the date on which all outstanding Warrants have been exercised.

13.2                       Return of Pledged Shares

Upon termination of this Agreement pursuant to Section 12, the Agent shall deliver to Silver Standard a certificate representing the remaining Pledged Shares in respect of unexercised Warrants unless otherwise instructed in writing by Silver Standard.

13.3                       Survival of Indemnification

The indemnification obligations under Article 8 shall survive the termination pursuant to Section 12.1 for a period of one (1) year from the date hereof except for (a) Losses relating to Tax matters which shall survive until ninety (90) days after the last date on which the relevant tax authority is entitled to assess or reassess the Company with respect to such Tax matter, and (b) Losses in respect of which a claim based on fraud is made, which in such case shall be unlimited as to duration.

14.                          NOTICES

14.1                       Unless herein otherwise expressly provided, any notice or written instructions to be given hereunder to the Company or Silver Standard as the case may be, shall be deemed to be validly given if delivered or if sent by telecopier or other means of prepaid, transmitted, recorded communication:

14.1.1                     If to the Company:

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, British Columbia
V6C 3P1
Attention: Bob Quartermain
Telecopier No: (604) 558-4784

14.1.2                     If to Silver Standard:

1400 – 999 West Hastings Street Vancouver, British Columbia V6C 2W2
Attention: John Smith
Telecopier No: (604) 689-3847

14.1.3                     If to the Agent:

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street

Vancouver, British Columbia
V6C 3B9
Attention: General Manager
Telecopier No: (604) 661 9403

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the first Business Day following the date of delivery or transmission.

14.1.4                      The Company, Silver Standard or the Agent as the case may be, may from time to time notify the other parties hereof in the manner provided in Section 13.1 of a change of address which, from the effective date of such notice and until changed by notice, shall be the address of the Company, Silver Standard or the Agent, as the case may be, for all purposes of this Agreement.

15.                         MISCELLANEOUS

15.1                       Further Assurances

Each party upon the request of the other, whether at or after the Closing Date, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary or desirable to effect complete consummation of the transactions contemplated by this Agreement.

15.2                       Successors in Interest

This Agreement and the provisions hereof shall enure to the benefit of and be binding upon the parties and their respective successors and assigns. Silver Standard may not assign this Agreement or any of its rights and obligations hereunder without the prior written consent of the Company. The Company may not assign this Agreement or any of its rights and obligations hereunder without the prior written consent of Silver Standard.  The Agent may not assign this Agreement or any of its rights and obligations hereunder.

15.3                       Anti-money Laundering

15.3.1                      Each party to this Agreement (other than the Agent) hereby represents to the Agent that any account to be opened by, or interest to be held by, the Agent in connection with this Agreement, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Agent's prescribed form as to the particulars of such third party.

15.3.2                      The Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti- terrorist legislation, regulation or guideline, then it shall have the right to resign on ten (10) days written notice to the other parties to this Agreement, provided (i) that the Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Agent's satisfaction within such ten (10) day period, then such resignation shall not be effective.

15.4                       Privacy

The parties acknowledge that the Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this agreement and other services that may be requested from time to time;

(b)	to help the Agent manage its servicing relationships with such individuals;

(c)	to meet the Agent’s legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

15.4.2                     Each party acknowledges and agrees that the Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Agent shall make available on its website or upon request, including revisions thereto. Some of this personal information may be transferred to servicers in the U.S.A. for data processing and/or storage. Further, each party agrees that it shall not provide or cause to be provided to the Agent any personal information relating to an individual who is not a party to this agreement unless that party has assured itself that such individual understands and has consented to the aforementioned terms, uses and disclosures.

15.5                       Force Majeure

Except for the payment obligations of the parties contained herein, no party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures).    Performance times under this Agreement shall be extended for a period of time equivalent

15.6                       Expenses

Silver Standard shall bear and pay all costs, expenses and fees (including, without limitation, reasonable legal counsel and accounting fees and disbursements) incurred by the Company in connection with the preparation, execution and consummation of this Agreement and the Warrant Indenture and the transactions contemplated hereunder, including any fees or costs payable (i) to the Agent in connection with its obligations hereunder or (ii) to the Warrant Agent under the Warrant Indenture.

15.7                       Counterparts

This Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed an original, and such counterparts together shall constitute one and the same instrument.

15.8                       Amendment

No amendment shall be binding unless expressly provided in an instrument duly executed by the parties.

15.9                       Waiver

No waiver, whether by conduct or otherwise, of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in an instrument duly executed by the parties to be bound thereby.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement on the date and in the place first hereinabove mentioned.

PRETIUM RESOURCES INC.

Per:	“Joseph J. Ovsenek”
Joseph J. Ovsenek

SILVER STANDARD RESOURCES INC.

Per:	“Guy Davis”
Guy Davis

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	“Karl Burgess”
Karl Burgess
Professional, Corporate Trust

Per:	“Alicia Kollen”
Alicia Kollen
Corporate Trust Officer